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                             May 19, 2023

       Russel Leaf
       Counsel to the Participants
       Willkie Farr & Gllagher LLP
       787 Seventh Avenu
       New York, NY 10019-6099

                                                        Re: Cano Health, Inc.
                                                            PREC14A Preliminary
Proxy Statement on Schedule 14A
                                                            Filed on May 10,
2023 by Barry Sternlicht et al.
                                                            File No. 001-39289

       Dear Russel Leaf:

               We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information and/or amending the filing. If you do not believe our comments apply to your facts and circumstances, please advise us why in a response.

                                                        After reviewing any
response to these comments, we may have additional comments.

       PREC14A - Preliminary Proxy Statement on Schedule 14A

       General

   1. Under Rule 14a-3(a) of Regulation 14A, no solicitation shall be made unless each person solicited is
concurrently furnished or has previously been furnished with a proxy statement as defined in
Rule 14a-1(g) (or functional equivalent thereof). The Former
                                                        Directors, as defined
in the above-captioned proxy statement, have made Schedule 13D submissions and/or
issued associated letters directed to shareholders' attention such as those dated April 10,
2023, April 17, 2023, and April 26, 2023. Despite the inclusion of statements within these
documents that potentially could be interpreted as being
                                                        reasonably calculated
to result in the procurement, withholding or revocation of a proxy, the following
communications were not treated as soliciting material furnished to shareholders in
reliance on Rule 14a-12:

                                                               Turning around
Cano begins with putting the right people in the right positions. First
 Russel Leaf
FirstName
Willkie FarrLastNameRussel
             & Gllagher LLPLeaf
Comapany
May         NameWillkie Farr & Gllagher LLP
     19, 2023
May 19,
Page 2 2023 Page 2
FirstName LastName
         and foremost, it is crystal clear to us that Cano needs to replace Dr. Hernandez.
                A second priority of ours is helping to reconstitute the Board.

                [The former directors are] prepared to promptly submit a notice seeking, among other things, to nominate high-integrity and well-qualified directors at the Annual Meeting and bring forth other proposals, including the removal of one or more directors.
                [The former directors reiterate their] Demand that the Board Respect the Wishes of
         Shareholders by Making Necessary Leadership Changes or Reopening the Window to
         Nominate Director Candidates and Submit Proposals at 2023 Annual
Meeting.

         Please provide us with the legal analysis upon which the Former Directors relied to ostensibly conclude that such communications were not solicitations as defined in Rule
         14a-1(l)(1)(iii) of Regulation 14A.
2. The letter to stockholders indicates that the participants "have decided to launch a
         'withhold campaign' to ensure that, regardless of our litigation, stockholders have an opportunity to have their voices heard and send a clear message to
Cano   s Board and
         management at this year   s Annual Meeting." To the extent that the
legal effect of the
         authority being withheld is not measurable or reportable, please revise to remove the implication that shareholders' "voices" will still be "heard" when in fact execution of the participants' proxy card will not change the outcome of the vote or otherwise produce a reportable statistic. Notwithstanding the participants' reliance on Rule 14a-5(c), please advise us, with a view toward revised disclosure, whether the participants have described the legal effect of withholding authority and if it will be "counted" within the meaning of that term as used within Item 21(b) of Schedule 14A.
3. The letter to shareholders includes the anticipated date by which the proxy statement and form of proxy will be distributed to shareholders. The proxy statement, as defined in Rule
         14a-1(g) and codified at Rule 14a-101, does not reference a letter to shareholders. As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g).
4. Please advise us why the form of proxy has not specified whether each of the matters upon which shareholders are being asked to vote has been proposed by the registrant.
         See Rule 14a-4(a)(3).
5. Please advise us why the form of proxy does not state whether or not any matter is related to or conditioned on the approval of other matters. See Rule
14a-4(a)(3).


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to Nicholas Panos at 202-551-3266.
 Russel Leaf
Willkie Farr & Gllagher LLP
May 19, 2023
Page 3

                                           Sincerely,
FirstName LastNameRussel Leaf
                                           Division of Corporation Finance
Comapany NameWillkie Farr & Gllagher LLP
                                           Office of Mergers & Acquisitions
May 19, 2023 Page 3
cc:       Tariq Mundiya
FirstName LastName